ECOLAND INTERNATIONAL, INC.
4425 Ventura Canyon Avenue, Ste 105
Sherman Oaks, CA 91423

November 27, 2007

United States Securities and Exchange Commission
Attn: Kevin Stertzel, Division of Corporate Finance
100 F Street N.E., Stop 710
Washington, D.C. 20549

RE:	Ecoland International, Inc. Form SB-2/A5 File No. 333-140396

Dear Mr. Schwall et al:

We have reviewed the comments from your letter dated October 16, 2007 and have formulated responses as outlined below. Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

Amendment No. 5 to Registration Statement on Form SB-2

General

1.	Please continue to monitor the financial statement updating requirements of Rule 3-10(g) of Regulation S-B and provide updated audited financial statements with your next amendment, if required.

COMPANY RESPONSE: The Company has reviewed the requirements of Rule 3-10(g) of Regulation S-B, and has provided updated audited financial statements with our most current amendment, as required.

Included in the current return are the financial statements for the quarter ending August 31, 2007.

2.	Please provide an updated consent with your next amendment.

COMPANY RESPONSE: The Company has provided the Commission with an updated consent as requested.

Note 3 - Common Stock, page F-10

3.
We note your response to our prior comment number four. Please clarify if Guano Distributor (PTY) Ltd. represented a business at the date of acquisition. Refer to the guidance of EITF 98-3 and SFAS 141.

COMPANY RESPONSE: At the date of acquisition, Guano Distributors (PTY) Ltd. did constitute a business. It was incorporated on April 15, 2005 as a South African entity.

References have been included in the document to indicate to users the nature of the company and its legal status. That is to say, a South African registered company.

Examples of the changes are :

a.	Prospectus Summary, first paragraph.

“ We began business on April 15, 2005 as Guano Distributors (Pty) Ltd., a South African registered company, …”

b.	Description of Business, Company Overview, first paragraph.

“David Wallace, our chief executive officer, chief financial officer and sole director, on April 15, 2005 formed Guano Distributors (Pty) Ltd., a South African registered company, for the purpose of selling dry bar cave bat guano.”

4.
Please clarify to us and in your document, the date Guano Distributors, Inc. legally acquired Guano Distributors (PTY) Ltd., including the date options were issued to Mr. Wallace in exchange for his ownership. In addition, please tell us the date the stock options were exercised by Mr. Wallace.

COMPANY RESPONSE: Guano Distributors, Inc. legally acquired Guano Distributors (PTY) Ltd. on May 15, 2005. The stock options granted to Mr. Wallace were granted on May 15, 2005. The stock options were exercised immediately, on May 15, 2005.

The Company’s disclosures pertaining to this transaction have been revised so as to more clearly describe the timeline of events.

These are shown in the following places :

a.	Prospectus Summary, General section, paragraph 2.

“On May 15, 2005, Mr. Wallace agreed to transfer all of his ownership interest in Guano Distributors (Pty) Ltd. to Guano Distributors, Inc., a corporation to be incorporated in Nevada on June 24, 2005 by Robert Russell. As consideration for the transfer by Mr. Wallace, he received an option to acquire 20,000,000 shares of our common stock. Mr. Wallace exercised his option immediately.”

b.	Description of Business section, Company Overview, paragraph 1.

“On May 15, 2005, Mr. Wallace, in exchange for an option to acquire 20,000,000 shares of our common stock, agreed to transfer all of his ownership interest in Guano Distributors (Pty) Ltd. to Guano Distributors, Inc., a Nevada corporation, …………”

c.	Principal Stockholders section, second last paragraph.

“Mr. David Wallace acquired 20,000,000 shares of our common stock pursuant to an exercise of an option granted and exercised by Mr. Wallace on May 15, 2005 in exchange for the transfer of all of his ownership interest in Guano Distributors (Pty) Ltd. See Note 3: Common Stock: Notes to the Consolidated Financial Statements contained in this prospectus.”

d.	Certain Relationships and Related Transactions section, second paragraph.

“On May 15, 2005, Mr. Wallace agreed to transfer all of his ownership interest in Guano Distributors (Pty) Ltd., a South African registered company, to Guano Distributors, Inc. in exchange for options to purchase 20 million shares of our common stock valued $0.001 per share. The options were exercised on May 15, 2005.”

e.	The consolidated Statement of Stockholders Equity / (Deficit) has been amended to show the transaction took place on May 15, 2005.

5.
We note your response to our prior comment number seven. Please explain what you mean when you state that the Black-Scholes Options Pricing Model would yield a nonsensical value for the shares. Please refer to paragraphs 20 and 139 of SFAS 123.

6.
We note your response to our prior comment number eight whereby you state that technically Mr. Wallace was granted stock options. As such it appears that stock option accounting should have been applied. Please modify your accounting and related disclosures accordingly. Otherwise, please explain why the difference in accounting treatment would not materially alter your financial statements. Please provide support for your materiality conclusions. Refer to SAB Topics 1:M and 1:N.

COMPANY RESPONSE: (Combined questions 5 & 6) The company in consultation with its auditors has amended the disclosures and financial statements to reflect the changes requested. The changes are identified and referenced per point 4, above and the necessary consent obtained.

Yours faithfully

D.A. Wallace